VIA EDGAR

To:	United States Securities and Exchange
Commission

Re:	Tahoe Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2013 (the “Annual Information Form”).

I, Paul Tietz, C.P.G. of Mine Development Associates, Reno, Nevada, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the technical report entitled
  Escobal Guatemala Project NI 43-101 Preliminary Economic Assessment issued on July 24, 2013 and dated effective May 7, 2012 (the “Technical Report”);
  references to the Technical Report, or portions thereof, in the Annual Information Form; and
  the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Dated the 13th day of March, 2014

/s/ Paul Tietz
Paul Tietz, C.P.G.